Filed pursuant to Rule 425 under the Securities Exchange Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 (b) of the Securities

Exchange Act of 1934, as amended.

Filing Person: Carey Watermark Investors 2 Incorporated

Subject Company: Carey Watermark Investors Incorporated

Form S-4 File No.: 333-235428

January 2020

Dear Financial Advisor,

As previously announced, the Boards of Directors of CWI® 1 and CWI® 2 have each approved a plan under which the two companies will merge in an all-stock transaction to create Watermark Lodging Trust (“WLT”), a $4.6 billion, internally managed REIT consisting of 33 high-quality lodging assets in attractive markets with significant barriers to entry and favorable growth prospects. We believe this transaction creates meaningful benefits for both CWI 1 and CWI 2 stockholders and is an important step towards a liquidity event, including a potential public listing or IPO. We are pleased to announce that the Joint Proxy Statement/Prospectus in connection with the proposed merger has been declared effective by the Securities and Exchange Commission (“SEC”). Proxy materials commenced mailing to stockholders on January 16, 2020 and are available at careywatermark.com and careywatermark2.com.

We believe combining CWI 1 and CWI 2 will offer:

•                  a unique opportunity to combine two highly complementary portfolios and create a premier lodging REIT;

•                  seamless transition to a dedicated internal team with a proven record of creating stockholder value to be led by the current CEO and CFO:

•                  a reduction of annual expenses by approximately $30 million, improving earnings, distribution coverage and credit profile; and

•                  improved positioning of WLT for liquidity, including a potential listing or IPO.

In the merger, CWI 1 stockholders will receive 0.9106 shares of CWI 2 Class A common stock for each share of CWI 1 stock owned. The exchange ratio was determined after negotiation between the special committees of independent directors for each company and is based on the December 31, 2018 estimated net asset values per share (“NAV”) of CWI 1 and CWI 2 which were $10.39 and $11.41, respectively. CWI 2 stockholders will continue to own their existing Class A and Class T shares. Immediately following the closing of the merger, CWI 2 will be renamed Watermark Lodging Trust.

The merger of CWI 1 and CWI 2 is subject to various closing conditions, including stockholder approvals, and cannot be assured.

After careful consideration, the Boards of Directors of CWI 1 and CWI 2, upon the unanimous recommendation and approval of Special Committees of CWI 1’s independent directors and CWI 2’s independent directors, respectively, have determined that the merger is advisable and in the best interests of CWI 1 and CWI 2 stockholders. The Boards of Directors recommend that stockholders vote “FOR’ the approval of the merger and the related proposals.

The timeline of events for the proposed merger is as follows:

January 7, 2020	Record date for stockholders entitled to vote on the merger and other proposals
January 16, 2020	Commencement of mailing of the Joint Proxy Statement/Prospectus and accompanying brochure to stockholders, which are available for download at careywatermark.com and careywatermark2.com
January 16, 2020 — March 26, 2020	Proxy solicitation period (all proxies for stockholders not in attendance at the Special Meetings must be received and processed by March 25, 2020)
March 18, 2020	Share transfers and account maintenance suspended in preparation of conversion
March 26, 2020	Special Meetings of Stockholders at the offices of: Clifford Chance US LLP , 31 W. 52nd Street, New York, NY 10019 • CWI 1: 2:00 PM ET • CWI 2: 3:00 PM ET

In addition, the distribution reinvestment plans (“DRIP”) for CWI 1 and CWI 2 have been reinstated with the January 2020 distribution. We currently expect that once the merger closes, the combined company will determine and report its initial estimated net asset value per share, and the combined company’s DRIP would be temporarily suspended during the process of its determination.

For the merger, stockholders may authorize their proxy:

•     By mail, in the return envelope stockholders have been provided

•     By Internet at www.proxyvote.com

•     By telephone (U.S. and Canada residents only) at 1-800-690-6903

We have engaged a solicitation agent, Broadridge Financial Solutions (“Broadridge”), who may contact your clients to solicit their vote. Please encourage your clients who are stockholders to vote at their earliest convenience. With your assistance, we will be able to get the votes required without your clients being contacted by Broadridge.

Broadridge is available to answer questions related to the proposed merger. They can be reached at their toll-free number, 1-877-777-2338. Please contact W. P. Carey’s Investor Relations Department at 1-800-WP CAREY (1-800-972-2739) with questions regarding any of your clients’ stockholdings.

We encourage you and your clients to read the Joint Proxy Statement/Prospectus as well as the accompanying brochure.

Thank you again for your continued confidence and support.

With best regards,

Michael Medzigian
Chief Executive Officer

Additional Questions and Answers Regarding the Merger

Q: Who is eligible to vote on the merger?

A; CWI 1 and CWI 2 stockholders of record on January 7, 2020 are eligible to vote on the merger and related proposals.

Q: What will stockholders receive if the merger is approved?

A: CWI 1 stockholders will receive 0.9106 shares of CWI 2 Class A common stock for each share of CWI 1 common stock that they own. For example, a CWI 1 stockholder who owns 1,000 shares of CWI 1 common stock will receive 910.6 shares of CWI 2 Class A common stock.

CWI 2 stockholders will continue to own their existing shares of CWI 2 Class A and Class T common stock.

At the time of the merger, CWI 2 will be renamed Watermark Lodging Trust Inc.

Q: What are stockholders being asked to consider and vote on at the special meetings?

A: CWI 1 stockholders are asked to consider and vote on the following proposals:

•                        to approve the merger

•                        to approve the amendment of CWI 1’s charter to eliminate the procedural and substantive requirements of CWI 1’s charter applicable to “roll-up transactions”

•                        to approve any adjournment of the CWI 1 special meeting, including to solicit additional proxies, if necessary

CWI 2 stockholders are asked to consider and vote on the following proposals:

•                        to approve the merger

•                        to approve the amendment of CWI 2’s charter to permit the issuance of preferred stock to W. P. Carey in connection with the internalization

•                        to approve the amendment and restatement of CWI 2’s charter in connection with and contingent upon a possible future initial public offering or stock exchange listing of the combined company

•                        to approve any adjournment of the CWI 2 special meeting, including to solicit additional proxies, if necessary

Q: Why does the CWI 1 charter need to be amended in order to complete the merger with CWI 2?

A: In the CWI 1 charter, there are limitations on roll-up transactions. The charter amendment would remove the section from the charter that imposes substantive and procedural requirements relating to roll-up transactions, which the CWI 1 Board of Directors and CWI 1 Special Committee believe could make it impossible or impractical to complete the merger.

Q: Why does the CWI 2 charter need to be amended, and later restated, in order to complete the merger with CWI 1?

A: The CWI 2 charter amendment permits the issuance of Series A preferred stock to W. P. Carey in connection with the Internalization Agreement. Furthermore, the amendment and restatement would bring CWI 2’s charter more in line with those of publicly listed companies in connection with a possible future initial public offering or stock exchange listing of WLT.

Q: What is internalization?

A: Currently, neither CWI 1 nor CWI 2 has employees. Affiliates of W. P. Carey and Watermark Capital Partners advise CWI 1 and CWI 2 and manage their overall portfolios. Following the merger, individuals from W. P. Carey and Watermark Capital Partners, primarily dedicated to CWI 1 and CWI 2, will become employees of Watermark Lodging Trust. The external advisory and subadvisory agreements between CWI 1 and CWI 2 with the advisor and subadvisor will be terminated. Furthermore, the special general partner interests held by the advisor and subadvisor will be redeemed and the combined company will issue equity securities as consideration.

Q: What is the expected ongoing annualized distribution rate after the merger?

A: WLT expects to pay the pre-merger annualized distribution rate of CWI 2 for Class A and Class T shares, which is $0.70 per Class A share and $0.63 per Class T share, comprised of cash and stock. Based on CWI 2 Class A’s current annualized distribution rate and the exchange ratio, each CWI 1 stockholder is expected to receive an annualized distribution rate, comprised of cash and stock, equivalent to $0.64 per share. This represents a 12% increase for
CWI 1 stockholders as compared to CWI 1’s pre-merger annualized distribution of $0.57 per share, currently paid in cash.

Q: Will CWI 1 stockholders who participated in CWI 1’s distribution reinvestment plan (“DRIP”) immediately prior to the merger, and who desire to participate in the combined company’s DRIP following the close of the merger, automatically be able to participate in such plan?

A: Yes, we expect that each CWI 1 stockholder enrolled in CWI 1’s DRIP will automatically be enrolled in the combined company’s DRIP. Any CWI 2 stockholders who were participants in CWI 2’s DRIP prior to the merger will remain enrolled in that plan, which will become the combined company’s DRIP at the close of the merger.

Cautionary Statement Concerning Forward-Looking Statements:

This communication contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of CWI 2 or CWI 1 and can be identified by the use of words such as “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “believe,” “project,” “expect,” “anticipate,” “intend,” “estimate” and other comparable terms. The forward-looking statements include but are not limited to statements regarding: projections as to the anticipated benefits of the proposed transaction; the ability to close the proposed transaction; the strategic rationale and transaction benefits; the combined company’s corporate strategy and capital structure; the ability to execute future liquidity transactions including a public listing or IPO; and estimated or future economic performance and results, including the amount and timing of any future cost savings, synergies, dividends, profitability, distribution coverage, reduction of indebtedness, asset sales and estimated future growth. The statements are based on the current expectations, estimates, assumptions and projections of CWI 2’s and CWI 1’s management. It is important to note that actual results could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on CWI 2’s or CWI 1’s business, financial condition, liquidity, results of operations, earnings metrics, FFO metrics, and prospects. You should exercise caution in relying on forward-looking statements as they involve known and unknown risks, uncertainties and other factors that may materially affect our future results, performance, achievements or transactions. Information on factors that could impact actual results and cause them to differ from what is anticipated in these forward-looking statements is included in CWI 2’s and CWI 1’s filings with the SEC from time to time, including but not limited to those described in the Joint Proxy Statement/ Prospectus dated January 13, 2020 and in Item 1A. Risk Factors in CWI 2’s and CWI 1’s respective Annual Reports on Form 10-K for the year ended December 31, 2018, each as filed with the SEC on March 15, 2019. Moreover, because CWI 2 and CWI 1 operate in a very competitive and rapidly changing environment, new risks are likely to emerge from time to time. Given these risks and uncertainties, potential investors are cautioned not to place undue reliance on these forward-looking statements as a prediction of future results, which speak only as of the date of this presentation, unless noted otherwise. Except as required by federal securities laws and the rules and regulations of the SEC, CWI 2 and CWI 1 do not undertake to revise or update any forward-looking statements.

Additional Information and Where to Find It:

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, and there shall not be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the federal securities laws. CWI 2 filed a Registration Statement on Form S 4 with the SEC, which was declared effective on January 13, 2020, and CWI 1 and CWI 2 mailed the Joint Proxy Statement/Prospectus and other relevant documents to their security holders in connection with the proposed transaction on January 16, 2020. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY CWI 2 AND CWI 1 IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CWI 2, CWI 1 AND THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors and security holders are able to obtain these materials and other documents, free of charge at the SEC’s website (http://www.sec.gov). In addition, these materials will also be available free of charge at CWI 2’s website (http://www.careywatermark2.com) or CWI 1’s website (http://www.careywatermark.com).

Participants in the Proxy Solicitation:

Information regarding CWI 2’s directors and executive officers is available in its Joint Proxy Statement/Prospectus filed with the SEC by CWI 2 on January 13, 2020, in connection with its special meeting of stockholders, and information regarding CWI 1’s directors and executive officers is available in its Joint Proxy Statement/Prospectus filed with the SEC by CWI 1 on January 13, 2020.